SEC File No. 70-8369


                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549








                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS







                               GPU INTERNATIONAL, INC.
                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ________________________________________
                                                  :
                    In the Matter of              :
                                                  :
          GPU INTERNATIONAL, INC.,                :
          GPU, INC.,                              :  Certificate Pursuant
                                                  :  to Rule 24 of Partial
                    SEC File No. 70-8369          :  Completion of
          (Public Utility Holding Company Act     :  Transactions
            of 1935)                              :
          ________________________________________:


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The   undersigned,   GPU   International,   Inc.   (GPU

          International) and  GPU, Inc. (GPU), do  hereby certify, pursuant to Rule  24 of the General Rules and Regulations under the Public

          Utility  Holding  Company  Act  of  1935,  that  certain  of  the

          transactions proposed  in the Application, as amended,   filed in

          SEC  File No. 70-8369, have  been carried out  in accordance with the terms and conditions  of, and for the purposes  requested in,

          said Application and pursuant to the Commission's Order dated May

          17, 1994,  and  Supplemental Orders  dated December  1, 1994  and

          September 15, 1995, with respect to said Application as follows:

                    During  the period  January 1,  1997 through  March 31,

          1997,  the following letters of credit were outstanding under the

          Credit  Agreement,   dated  as of  December  12, 1994,  among GPU

          International, the  banks named  therein, and Citibank,  N.A., as

          Agent.

               A.   Letters of  Credit On February  26, 1996,  a letter  of

          credit in the face amount of $30,000 was issued to  support a bid






          for  a 500 MW coal-fired generating plant in Punjab State, India.

          The  letter of credit carries a fee equal to 1/2 of 1 percent per annum of the  face amount, plus a .10 percent  fronting fee.  The letter of credit, which was originally scheduled to expire on May

          26, 1997, was extended to March 1, 1998.



               A  letter  of  credit  in  the face  amount  of  $1,788,850,

          originally  issued on December 8, 1995 and scheduled to expire on

          December 8,  1996, was extended to December  8, 1997.  The letter of credit carries  a fee equal to  1/2 of 1 percent per  annum of the face amount, plus a .10 percent  fronting fee. The purpose of

          the  letter  of  credit  is  to  support  Polsky   Energy  Corp's

          commitment to  construct a 236 MW  cogeneration facility pursuant to its power sales agreement with Wisconsin Public Service Co.

              B.    Borrowings.  There were no GPU International borrowings

          outstanding during the period  January 1, 1997 through  March 31,

          1997.

























                                      SIGNATURE

               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE UNDERSIGNED  COMPANIES HAVE CAUSED THIS

          STATEMENT  TO  BE SIGNED  ON  THEIR  BEHALF  BY  THE  UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.

                                        GPU INTERNATIONAL, INC.




                                        By:/s/ B. L. Levy
                                           B. L. Levy, President



                                        GPU, INC.


                                        By:/s/ T. G. Howson
                                           T. G. Howson, Vice President
                                           and Treasurer



          Dated: April 10, 1997